UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13G

Under the Securities and Exchange Act of 1934

(Amendment No. 3)*

General Finance Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

369822101
(CUSIP Number)

June 25, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Olowalu Holdings, LLC (FEIN: 74-3050654).
US Commonwealth Life A.I.
The Ronald Valenta Irrevocable Life Insurance Trust No. 1.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Olowalu Holdings, LLC, is a Hawaiian limited liability company.
US Commonwealth Life A.I., is a Puerto Rican company.
The Ronald Valenta Irrevocable Life Insurance Trust No. 1., is a California trust.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5.	SOLE VOTING POWER*

(i)	Olowalu Holdings, LLC: 0

(ii)	US Commonwealth Life A.I.: 0

(iii)	The Ronald Valenta Irrevocable Life Insurance Trust No. 1: 0

6.	SHARED VOTING POWER*

(i)	Olowalu Holdings, LLC: 2,370,498

(ii)	US Commonwealth Life A.I.: 2,370,498

(iii)	The Ronald Valenta Irrevocable Life Insurance Trust No. 1: 0

7.	SOLE DISPOSITIVE POWER*

(i)	Olowalu Holdings, LLC: 0

(ii)	US Commonwealth Life A.I.: 0

(iii)	The Ronald Valenta Irrevocable Life Insurance Trust No. 1: 0

8.	SHARED DISPOSITIVE POWER*

(i)	Olowalu Holdings, LLC: 2,370,498

(ii)	US Commonwealth Life A.I.: 2,370,498

(iii)	The Ronald Valenta Irrevocable Life Insurance Trust No. 1: 2,370,498

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,370,498*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
Not applicable.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.8%

12.	TYPE OF REPORTING PERSON
IC, OO (An international business company organized under the laws of the Cayman Islands), OO

*See Exhibit B for explanation of holdings.

Item 1(a).	Name of Issuer:

General Finance Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

39 East Union Street
Pasadena, California 91103

Item 2(a).	Name of Person Filing:

Olowalu Holdings, LLC.
US Commonwealth Life A.I.
The Ronald Valenta Irrevocable Life Insurance Trust No. 1.

Item 2(b).	Address of Principal Business Office, or if None, Residence:

The address of Olowalu Holdings, LLC is 28633 South Western Ave. #201, Rancho Palos Verdes, CA 90275.

The address of US Commonwealth Life A.I. is Aon Center, 304 Ponce de Leon Avenue, Suite 100, San Juan, Puerto Rico 00919-1229.

The address of The Ronald Valenta Irrevocable Life Insurance Trust No. 1 is 28633 South Western Ave. #201, Rancho Palos Verdes, CA 90275.

Item 2(c).	Citizenship:

Olowalu Holdings, LLC, is a Hawaiian limited liability company.
US Commonwealth Life A.I., is a Puerto Rican company.
The Ronald Valenta Irrevocable Life Insurance Trust No. 1, is a California trust.

Item 2(d).	Title of Class of Securities:

Common stock, par value $.001 per share

Item 2(e).	CUSIP Number:

369822101

Item 3.	Not applicable.

Item 4.	Ownership. (See Exhibit B for explanation of holdings)

(a)	Amount Beneficially Owned: (as of July 1, 2010)

(1)	Olowalu Holdings, LLC: 2,370,498

(2)	US Commonwealth Life A.I.: 2,370,498

(3)	The Ronald Valenta Irrevocable Life Insurance Trust No. 1: 2,370,498

(b)	Percent of Class:

(1)	Olowalu Holdings, LLC: 10.8%

(2)	US Commonwealth Life A.I.: 10.8%

(3)	The Ronald Valenta Irrevocable Life Insurance Trust No. 1: 10.8%

c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

(1)	Olowalu Holdings, LLC: 0

(2)	US Commonwealth Life A.I.: 0

(3)	The Ronald Valenta Irrevocable Life Insurance Trust No. 1: 0

(ii)	shared power to vote or to direct the vote

(1)	Olowalu Holdings, LLC: 2,370,498

(2)	US Commonwealth Life A.I.: 2,370,498

(3)	The Ronald Valenta Irrevocable Life Insurance Trust No. 1: 0

(iii)	sole power to dispose or to direct the disposition of

(1)	Olowalu Holdings, LLC: 0

(2)	US Commonwealth Life A.I.: 0

(3)	The Ronald Valenta Irrevocable Life Insurance Trust No. 1: 0

(iv)	shared power to dispose or to direct the disposition of

(1)	Olowalu Holdings, LLC: 2,370,498

(2)	US Commonwealth Life A.I.: 2,370,498

(3)	The Ronald Valenta Irrevocable Life Insurance Trust No. 1: 2,370,498

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2010
(Date)

Olowalu Holdings, LLC

By:	/s/ Marc Perez
Marc Perez, Manager

US Commonwealth Life A.I.

By:	/s/ Daniel MacLean
Daniel MacLean, Director

The Ronald Valenta Irrevocable Life Insurance Trust No. 1

By:	/s/ Rick Pielago
Rick Pielago, Trustee

EXHIBIT A TO
SCHEDULE 13G

The undersigned hereby agree that the attached Schedule 13G shall be filed with the Securities and Exchange Commission on behalf of each of the undersigned.

July 2, 2010
(Date)

Olowalu Holdings, LLC

By:	/s/ Marc Perez
Marc Perez, Manager

US Commonwealth Life A.I.

By:	/s/ Daniel MacLean
Daniel MacLean, Director

The Ronald Valenta Irrevocable Life Insurance Trust No. 1

By:	/s/ Rick Pielago
Rick Pielago, Trustee

EXHIBIT B TO
SCHEDULE 13G

The Ronald Valenta Irrevocable Life Insurance Trust No. 1 (the "Trust") owns a variable life insurance policy (the "Policy") issued by US Commonwealth Life A.I., a Puerto Rican company ("USC"). USC, indirectly through another wholly-owned subsidiary, Yagona Investments Limited (BAH) Company, a Bahamian company, owns 100% of the shares of Olowalu Holdings, LLC, a Hawaiian limited liability company ("Olowalu").

Olowalu makes investments at the direction of the Trust with amounts paid by the Trust under the Policy. The Trust has no power to direct voting of the shares of General Finance Corporation ("GFC") held by Olowalu.

As of July 1, 2010, USC directly held 1,206,856 shares of GFC and 201,142 shares of common stock issuable upon exercise of warrants, and Olowalu directly held 825,000 shares of GFC and 137,500 shares of common stock issuable upon exercise of warrants. Because the Trust may be deemed to exercise investment power of the shares of GFC owned by Olowalu, the Trust may be deemed to have beneficial ownership of 2,370,498 shares of GFC which includes 825,000 shares of GFC and 137,500 shares of common stock issuable upon exercise of warrants held by Olowalu, which combined represents approximately 10.8% of GFC's outstanding common stock.

Because USC may be deemed to exercise voting and investment power over holdings of Olowalu, USC may be deemed to have beneficial ownership of 962,500 shares of GFC's common stock held by Olowalu, which represents, when combined with the 1,407,998 shares of GFC held by USC, approximately 10.8% of GFC's outstanding common stock.

The Trust disclaims any beneficial ownership in all of the shares beneficially owned by Olowalu, and this report shall not be deemed an admission by the Trust that such party is the beneficial owner of such shares for purposes of Section 16 or any other purpose.